



SEC

18005673

OM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden	
hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00395

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

401 SOUTH TRYON STREET, D1050-151

(No. and Street)

CHARLOTTE   NORTH CAROLINA   28202

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH CLEWS   415-222-9041

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

55 SECOND ST. SUITE 1400   SAN FRANCISCO   CA   94105

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    [✓] Certified Public Accountant

    [ ] Public Accountant

    [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION

RECEIVED

MAR 0 1 2018

FOR OFFICIAL USE ONLY	~~DIVISION OF TRADING & MA~~RKETS

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, KENNETH CLEWS   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.   , as

of DECEMBER 31   , 20 17   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

see attached
jurat certificate

_____
Signature

CHIEF FINANCIAL OFFICER AND TREASURER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT　　　　**GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary),

Signature of Document Signer No. 1　　　　*Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _San Francisco_

N. HOSEN
Notary Public - California
Los Angeles County
Commission # 2209965
My Comm. Expires Aug 13, 2021

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this __27__ day of __February__, 20_18_,
　　　　　　Date　　　　*Month*　　　*Year*
by

(1) _Kenneth James Clews_

(and (2)_____),
　　　　　　Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
　　　　　　Signature of Notary Public

──────────────── **OPTIONAL** ────────────────
Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

©2016 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827)　Item #5910

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Financial Statements and Supplementary Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Table of Contents



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Global Alternative Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Global Alternative Investment Services, Inc. (the Company), a subsidiary of Wells Fargo & Company, as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 1997.

San Francisco, California
February 27, 2018

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	16,260,555
Receivable from affiliates		584,932
Other assets		662,041
Total assets	$	17,507,528

Liabilities

Accrued compensation	$	1,070,209
Payable to affiliates		567,714
Accrued expenses and other liabilities		469
Total liabilities		1,638,392

Stockholder's Equity

Common stock, $0 par value; 40,000 shares authorized; 21,000 shares issued and outstanding		6,693,224
Additional paid-in capital		7,980,472
Retained earnings		1,195,440
Total stockholder's equity		15,869,136
Total liabilities and stockholder's equity	$	17,507,528

See accompanying notes to financial statements.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Operations

Year ended December 31, 2017

Revenues:		
Affiliate reimbursements	$	4,266,835
Fees earned from affiliates		903,747
12b-1 distribution fees		307,609
Other income		599,681
Total revenues		6,077,872
Expenses:		
Compensation and employee benefits		3,825,248
Affiliate servicing fees		1,450,248
Travel and entertainment		344,965
Technology, data, and communications		109,036
Professional fees		88,078
Occupancy		78,297
Regulatory fees		71,478
Other		17,316
Total expenses		5,984,666
Income before income tax expense		93,206
Income tax expense		85,897
Net income	$	7,309

See accompanying notes to financial statements.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2016	$	6,693,224	7,980,472	1,188,131	15,861,827
Net income		—	—	7,309	7,309
Balance, December 31, 2017	$	6,693,224	7,980,472	1,195,440	15,869,136

See accompanying notes to financial statements.

4

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	7,309
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from / payable to affiliates, net		327,675
Increase in other assets		(250,192)
Increase in accrued compensation		143,895
Decrease in accrued expenses and other liabilities		(37,506)
Net cash provided by operating activities		191,181
Increase in cash and cash equivalents		191,181
Cash and cash equivalents, beginning of year		16,069,374
Cash and cash equivalents, end of year	$	16,260,555
Supplemental disclosures:		
Income taxes paid to WFC, net of refunds	$	13,573

See accompanying notes to financial statements.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Notes to Financial Statements

December 31, 2017

(1) Organization

Global Alternative Investment Services, Inc. (GAISI, or the Company) is a wholly owned subsidiary of Wells Fargo Bank, N.A. (WFB), a national banking association, whose ultimate parent is Wells Fargo & Company (WFC). GAISI is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA). Additionally, GAISI is a member of the Securities Investor Protection Corporation (SIPC). The Company provides investor and wholesaling services for private investment funds sponsored and managed by Wells Fargo Investment Institute, Inc. (WFII), as well as for certain private investment funds sponsored by third parties. Such services include the review of subscription documentation, delivery of offering materials, acting as liaison between the fund managers and the WFC brokerage channels, and providing information, training, and support services to brokerage representatives with respect to each of the funds. GAISI is also the placement agent for WFII-sponsored 1940 Act registered funds.

GAISI does not receive or hold customer funds or securities.

(2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

(a) Fair Value of Financial Instruments

In accordance with Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, the Company categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. See note 3 for further information about the fair value hierarchy and the Company's assets and liabilities that are accounted for at fair value.

(b) Cash and Cash Equivalents

Cash and cash equivalents are comprised of funds held in a demand deposit account with WFB and an investment in a money market mutual fund.

(c) Income Taxes

The Company's results for the year ended December 31, 2017 will be included in the consolidated federal income tax return of WFC. Each subsidiary included in the consolidated federal income tax return pays its allocation of federal income taxes to WFC or receives payment from WFC to the extent income tax benefits are realized. WFC also files unitary and combined state income tax

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Notes to Financial Statements

December 31, 2017

returns in certain states. Unitary and combined state income taxes are also allocated to the Company and the Company pays its allocated share to WFC.

The Company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes,* resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and includes income tax expense related to the Company's uncertain tax positions, if any. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to be recognized. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties, if applicable, are recognized as a component of income tax expense.

(d) *Use of Estimates*

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) *Reimbursement Policy*

The Company operates principally for the benefit of WFII. The Company maintains a Loss Indemnification Agreement with WFII in order to fulfill its financial obligations as servicer and wholesaler of funds sponsored and managed by WFII, as well as to meet its capital requirements as a registered broker-dealer. Under the agreement, WFII reimburses the Company for net losses incurred as a result of operations, as determined in accordance with U.S. generally accepted accounting principles. Such reimbursements are classified as Affiliate reimbursements, a component of total revenues in the statement of operations.

(3) **Fair Value of Assets and Liabilities**

FASB ASC 820, *Fair Value Measurements and* Disclosures, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires disclosures about fair value measurements.

Money market fund investments are recorded at fair value on a recurring basis.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Notes to Financial Statements

December 31, 2017

In accordance with ASC 820, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models, and similar techniques.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 are as follows:

Description	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 16,260,555	$ 16,260,555	---	---

(4) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The nature of these transactions is as follows:

(a) Receivable from Affiliates

Receivable from affiliates consists primarily of receivables arising from services rendered by GAISI to WFII and current income taxes receivable from WFC. The Company's receivable balance as of December 31, 2017 was $584,932.

(b) Payable to Affiliates

Payable to affiliates consists primarily of placement fees payable to Wells Fargo Clearing Services, LLC. The Company's payable balance as of December 31, 2017 was $567,714.

(c) Services Provided to Affiliates

The Company maintains an Employee Leasing Agreement with its affiliate, WFII, whereby the Company provides wholesaling support services for certain products offered by WFII. The Company earned $903,747 for these services for the year ended December 31, 2017, which are reported as Fees earned from affiliates in the statement of operations.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Notes to Financial Statements

December 31, 2017

The Company also provided placement agent services to various 1940 Act registered funds sponsored by an affiliated company. The Company earned $307,609 for these services for the year ended December 31, 2017 which are reported as 12b-1 distribution fees in the statement of operations.

(d) *Services Provided by Affiliates*

The Company has entered into service agreements with WFC and its affiliates under which the Company receives operational, product, general and administrative support services. The cost of these services for the year ended December 31, 2017 was $1,450,248 which is classified as Affiliate servicing fees in the statement of operations.

The Company also has agreements with WFC and its affiliates for general and administrative services which are directly billed. The Company recorded $103,115 of expense in Technology, data, and communications and $75,577 of Occupancy expense related to these agreements for the year ended December 31, 2017, in the statement of operations.

(e) *Other Income*

The Company earned revenue for providing wholesaling services primarily for direct private investment funds sponsored by third parties. The Company earned $490,919 for these services for the year ended December 31, 2017, which is included in Other income, a component of total revenues in the statement of operations.

(5) Income Taxes

On December 22, 2017, the Tax Cuts & Jobs Act (Tax Act) was enacted resulting in significant changes to domestic tax law. While many provisions of the law became effective January 1, 2018, we were required to recognize various tax impacts of the Tax Act as of December 31, 2017, in accordance with ASC Topic 740, Income Taxes. Accordingly, our income tax expense for 2017 reflected $41,128 estimated tax expense related to the Tax Act, as a result of re-measuring our deferred taxes for the federal tax rate reduction from 35% to 21%. We used reasonable estimates and recorded provisional amounts as of December 31, 2017 when re-measuring our deferred taxes. Our initial accounting related to the re-measurement is incomplete, since the temporary difference calculations need to be finalized as we complete our U.S. tax filing during 2018. We will collect and analyze the final temporary difference data and monitor any interpretations that may emerge for various provisions of the Tax Act throughout 2018 and adjust our original estimate accordingly.

9

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Notes to Financial Statements

December 31, 2017

The components of income tax (benefit) expense for the year ended December 31, 2017 are presented below:

	Federal	State	Total
Current income tax expense (benefit)	$ (169,005)	292	(168,713)
Deferred income tax expense (benefit)	252,801	1,809	254,610
Total income tax expense (benefit)	$ 83,796	2,101	85,897

The table below reconciles the statutory federal income tax expense and rate to the effective income tax expense and rate for the year ended December 31, 2017:

	Amount	Percentage of pre-tax income
Tax expense at federal tax rate	$ 32,621	35.0%
Meals & entertainment disallowance	10,783	11.6
State tax expense, net of federal effect	(3,094)	(3.3)
Change in deferred tax asset valuation allowance	4,459	4.8
Change in deferred tax due to federal tax rate reduction enacted on December 22, 2017	41,128	44.1
Total income tax expense	$ 85,897	92.2%

The sources and tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities for the year ended December 31, 2017 are presented below:

Deferred income tax assets:	
Deferred compensation and accrued expenses	$ 67,309
Net operating loss carryforwards	170,557
Deferred income tax assets	237,866
Deferred income tax assets valuation allowance	(175,929)
Deferred income tax assets, net of valuation allowance	61,937
Deferred income tax liabilities:	(247)
Net deferred income tax assets (1)	$ 61,690

(1) Included in other assets.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Notes to Financial Statements

December 31, 2017

The realization of net deferred income tax assets may be based on anticipation of future taxable income in certain periods and the utilization of tax-planning strategies. A valuation allowance of $175,929 related to certain deferred state income tax assets not expected to be utilized was established as of December 31, 2017. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences. Net deferred tax assets are classified as other assets in the statement of financial condition.

At December 31, 2017, the Company had state net operating loss carryovers with related deferred income tax assets of $170,557. The net operating losses expire, if not utilized, in varying amounts through 2035.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements.

The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2017 and had no accrued interest at December 31, 2017.

The Company is required to determine whether its tax positions are "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as a tax expense in the current year. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2017.

With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2011.

(6) **Benefit Plans**

WFC sponsors a defined contribution retirement plan, the Wells Fargo & Company 401(k) Plan (401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. Eligible employees who complete one year of service are eligible for quarterly company matching contributions, which are generally dollar for dollar up to 6% of an employee's eligible certified compensation. Matching contributions are 100% vested.

In addition, WFC provides health care and life insurance benefits for certain retired employees and reserves the right to amend, modify, or terminate any of the benefits at any time.

Total benefits expense allocated to the Company by WFC for these plans for the year ended December 31, 2017 was $266,211, which is included in Compensation and employee benefits expense.

WFC also offers a Long Term Incentive Compensation Plan (LTICP) that provides for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted stock rights (RSRs), performance share awards (PSAs), performance units and stock awards with or without restrictions.

11

During 2017, RSRs and PSAs were WFC's primary long-term incentive awards. Holders of RSRs are entitled to the related shares of common stock at no cost generally vesting over three to five years after the RSRs were granted. Holders of RSRs may be entitled to receive additional RSRs (dividend equivalents) or cash payments equal to the cash dividends that would have been paid had the RSRs been issued, and outstanding shares of common stock. RSRs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying RSRs. RSRs generally continue to vest after retirement according to the original vesting schedule. Except in limited circumstances, RSRs are cancelled when employment ends. Total expense allocated to the Company related to this plan for the year ended December 31, 2017 was $48,385, which is included in Compensation and employee benefits expense.

(7) **Net Capital Requirement**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital (as defined) equal to the greater of $250,000 or 2% of aggregate debit items (as defined). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $13,624,447 which was $13,374,447 in excess of its required minimum net capital of $250,000.

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

(8) **Subsequent Events**

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2017 through February 27, 2018, the date on which the Company issued its financial statements. There have been no material events that would require recognition to, or disclosure in the financial statements.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)
Computation of Aggregate Indebtedness and Net Capital under
Rule 15c3-1
December 31, 2017

Net capital:

Total stockholder's equity	$	15,869,136
Deductions and other charges:		
Nonallowable assets:		
Receivable from affiliates		(584,932)
Other assets		(1,357,809)
Net capital before haircuts on securities positions		13,926,395
Haircut on investment in money market mutual fund		(301,948)
Net capital	$	13,624,447

Aggregate indebtedness:

Total liabilities	$	1,638,392

Computation of basic net capital requirement:

Minimum net capital required	$	250,000
Net capital in excess of requirement	$	13,374,447
Ratio of aggregate indebtedness to net capital		0.12

Note - There are no material differences between this computation and that filed by the Company on the unaudited SEC Form X-17A-5 (FOCUS REPORT IIA) as of December 31, 2017, as filed on January 24, 2018. Therefore, no reconciliation of the two computations is necessary.

See accompanying report of independent registered public accounting firm.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2017

A computation of the reserve requirement is not applicable to Global Alternative Investment Services, Inc. because the Company is exempt from the provisions of Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2017

Information relating to possession or control requirements is not applicable to Global Alternative Investment Services, Inc. because the Company is exempt from the provisions of Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
Global Alternative Investment Services, Inc.:

We have reviewed management's statements, included in the accompanying Global Alternative Investment Services, Inc. Exemption Report (the Exemption Report), in which (1) Global Alternative Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) (2)(i), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Francisco, California
February 27, 2018

Global Alternative Investment Services, Inc. Exemption Report

Global Alternative Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Global Alternative Investment Services, Inc.

I, _Kenneth Clews_ affirm to the best of my knowledge and belief, that this Exemption Report is true and correct.

Title: Chief Financial Officer and Treasurer

Date: February 27, 2018

17



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Global Alternative Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2017, which were agreed to by Global Alternative Investment Services, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting affiliate reimbursement schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related affiliate reimbursement schedules and wholesaling service revenue schedules and working papers supporting the adjustments, and noted no differences.

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 27, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___December 31, 2017___
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Global Alternative Investment Services, Inc.

401 S. Tryon St. D1050-151
Charlotte, NC 28202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kenneth Clews 415.222.9041

2. A. General Assessment (item 2e from page 2) $ ___625___

  B. Less payment made with SIPC-6 filed (exclude interest)   (___294___)

    ___Date Paid___

  C. Less prior overpayment applied   (___120,318___)

  D. Assessment balance due or (overpayment)   ___(119,987)___

  E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

  F. Total assessment balance and interest due (or overpayment carried forward) $ ___(119,987)___

  G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐   Funds Wired ☐
   Total (must be same as F above) $ _____

  H. Overpayment carried forward $(___119,987___)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Global Alternative Investment Services, Inc.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __19__ day of __January__ , 20__18__ .

GAISI Chief Financial Officer and Treasurer
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,077,872

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

   (2) Net loss from principal transactions in securities in trading accounts. _____

   (3) Net loss from principal transactions in commodities in trading accounts. _____

   (4) Interest and dividend expense deducted in determining item 2a. _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

   (7) Net loss from securities in investment accounts. _____

   Total additions _____

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

   (2) Revenues from commodity transactions. _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

   (4) Reimbursements for postage in connection with proxy solicitation. _____

   (5) Net gain from securities in investment accounts. _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

   (8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):
   Affiliate reimbursements and allocations + wholesaling services   5,661,501
   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

   Enter the greater of line (i) or (ii) _____

   Total deductions _____

2d. SIPC Net Operating Revenues $ 416,371

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 625
   (to page 1, line 2.A.)

2